SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33 (a) of the

             Public Utility Holding Company Act of 1935, as amended

                          NETWORK LEASING TRUST 2000-1,
                         not in its individual capacity,
                              but solely as Trustee

                                       by

                        FIRST FIDELITY INTERNATIONAL BANK

                              Head of Documentation
                     c/o First Union Commercial Corporation
                            Charlotte Plaza Building
                       201 South College Street, 7th Floor
                                Mail Code NC0738
                         Charlotte, North Carolina 28202


ITEM 1

Name and Business Address of the Entity Claiming Foreign Utility Company Status

Network Leasing Trust 2000-1
c/o Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware  19890-0001
Attention:  Corporate Trust Administration

Description of the Facilities Used for the Generation, Transmission or Distribution of Electric Energy for Sale

         The trustee of Network Leasing Trust 2000-1 ("Trust 2000-1") will act as one lessor of three equal undivided interests in an electricity transmission network comprising 330kV, 275kV, 132kV and 110kV substations, overhead transmission lines and supporting structures, and the ancillary system comprising relays, meters and panel equipment that protect or monitor the electricity transmission system (the "Network") located in the State of Queensland, Australia.

Trust 2000-1 will lease the Network to Belmont Leasing Limited ("Lessee"), an exempted company incorporated in the Cayman Islands whose obligations under the lease are fully guaranteed by Queensland Treasury Corporation ("QTC"), an instrument of the State of Queensland, Australia. Lessee will assign its lease rights to QTC. QTC will sublease the Network to Queensland Electricity Transmission Corporation Limited (ACN 078 849 233), trading as Powerlink, a company Government-Owned Corporation organized under the laws of Australia ("Powerlink"). Powerlink will be the operator of the Network.

Ownership

         Trust 2000-1 is one of three grantor trusts established pursuant to Trust Agreements dated as of December 1, 2000 between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as trustee, and First Fidelity International Bank, an Edge Act corporation organized under the laws of the United States ("First Fidelity"). The sole beneficial owner of Trust 2000-1 is First Fidelity.

ITEM 2

         Not applicable


Exhibit A

         Not applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           FIRST FIDELITY INTERNATIONAL BANK

                                           By:  /s/ Michael L. Taylor
                                                --------------------------
                                                Michael L. Taylor
                                                Senior Vice President


Date:    December 15, 2000

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